Cassidy & Associates
Attorneys at Law
215 Apolena Avenue
Newport Beach, California 92662
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Email:  CassidyLaw@aol.com
  Telephone: 202/387-5400                                  Fax: 949/673-4525

October 21,  2010

Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, DC 20549

Re:	Klein Retail Centers, Inc.
Amendment No. 10
File No. 333-157962

Ms. Garnett:

The  following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated October 19, 2010 (the "Comment Letter").  The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number. We believe the following responses answer the comments posed by the Staff and that no additional amendment is necessary at this time.  We suggest that any changes that need to be made to the registration statement, as indicated below, can be accomplished when the Company files the Rule 424 registration statement after effectiveness.

Conflicts of Interest

1.
The registration statement explains that there are other shadow retail centers which Mr. Klein has beneficially owned or still currently owns and manages. The Tyler Texas Associates, LLC was formed to purchase a certain shadow retail center in Tyler, Texas in 2006.  As noted in the registration statement, Mr. Klein only owns and manages shadow retail centers that abut Walmart Supercenters.  In all events any competition between shadow retail centers for retail customers is unlikely as Walmart Stores, Inc. regulates the distance between its stores based upon population demands of an area so Walmart Supercenters do not compete with one another.  As a result, shadow retail centers are at a distance to minimize any competition between them in regard to competition to obtain tenants or other services.

Liquidity

2.
The agreement for the purchase of the Andalusia property, including the contingency term for the review of the property by the purchaser, has been extended by 90 days.  The Company suggests that the change of that date can be made with the filing of a Rule 424  registration statement.

Management

3.
Kenneth Klein was a complete passive investor in Mobile Alabama Associates, LLC and had no role in its management or operations. Mr. Klein was not apprised of the financial  condition of the corporation and was unaware of any pending filings to be made by that company.  Because of the complete passivity of Mr. Klein's role with Mobile Alabama Associates, LLC, the Company does not feel it is a material disclosure to an evaluation of his ability or integrity to be a director or the executive officer of the Company.

Sincerely,

Lee W. Cassidy